Exhibit 99.1

ABN 82 010 975 612 Level 18 101 Collins Street, Melbourne Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 http://www.tbgbio.com/public/

Issue of Unlisted Options under Employee Share Option Plan

Melbourne, Australia, 12 May 2016. TBG Diagnostics Limited (formerly Progen Pharmaceuticals Ltd) (ASX: TDL, OTC: PGLA) (“the Company”) today executed an issue of unlisted options to key management personnel of the Company’s subsidiary companies, TBG Biotechnology Corporation (“TBG Taiwan”), TBG Biotechnology (Xiamen) Inc. (“TBG Xiamen”), and Texas BioGene Inc. (“Texas BioGene”).

The issue of 4,950,000 unlisted options was made under the Company’s Employee Share Option Plan.

The issue has been made in order to incentivise, empower, and motivate key management personnel at TBG Taiwan, TBG Xiamen, and Texas BioGene, and to align their performance and objectives with that of the Company and the Board.

For further information, please refer to the attached Appendix 3B.

ENDS

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

 This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 01/07/96 Origin: Appendix 5 Amended 01/07/98, 01/09/99, 01/07/00, 30/09/01, 11/03/02, 01/01/03, 24/10/05, 01/08/12, 04/03/13

Name of entity
TBG DIAGNOSTICS LIMITED

ABN
82 010 975 612

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(a)Tranche 1 (b)Tranche 2 (c)Tranche 3 (d)Tranche 4

3

Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

(a)Tranche 1

     Exercise price: $0.30

     Vesting date: 13 May 2018

     Expiry date:13 May 2022

(b)Tranche 2

     Exercise price: $0.30

     Vesting date: 13 May 2019

     Expiry date:13 May 2022

(c)Tranche 3

     Exercise price: $0.40

     Vesting date: 13 May 2020

     Expiry date:13 May 2022

(d)Tranche 4

     Exercise price: $0.30

     Vesting date: variable based on individual achievement of KPIs

     Expiry date:13 May 2022

4

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

●the date from which they do

●the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

●the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5	Issue price or consideration	(a)Tranche 1 Exercise price: $0.30 (b)Tranche 2 Exercise price: $0.30 (c)Tranche 3 Exercise price: $0.40 (d)Tranche 4 Exercise price: $0.30

+ See chapter 19 for defined terms.

Appendix 3B Page 2	04/03/2013

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Employee incentive options issued under the Company’s Employee Share Options Plan

6a

Is the entity an +eligible entity that has obtained security holder approval under rule 7.1A?

If Yes, complete sections 6b – 6h in relation to the +securities the subject of this Appendix 3B, and comply with section 6i

No

6b	The date the security holder resolution under rule 7.1A was passed

6c	Number of +securities issued without security holder approval under rule 7.1

6d	Number of +securities issued with security holder approval under rule 7.1A

6e	Number of +securities issued with security holder approval under rule 7.3, or another specific security holder approval (specify date of meeting)

6f	Number of +securities issued under an exception in rule 7.2

6g	If +securities issued under rule 7.1A, was issue price at least 75% of 15 day VWAP as calculated under rule 7.1A.3? Include the +issue date and both values. Include the source of the VWAP calculation.

+ See chapter 19 for defined terms.

Appendix 3B Page 3	04/03/2013

6h	If +securities were issued under rule 7.1A for non-cash consideration, state date on which valuation of consideration was released to ASX Market Announcements

6i	Calculate the entity’s remaining issue capacity under rule 7.1 and rule 7.1A – complete Annexure 1 and release to ASX Market Announcements	Listing Rule 7.1: 32,638,093 Listing Rule 7.1A: N/A Annexure 1 is attached

7

+Issue dates

Note: The issue date may be prescribed by ASX (refer to the definition of issue date in rule 19.12). For example, the issue date for a pro rata entitlement issue must comply with the applicable timetable in Appendix 7A.

Cross reference: item 33 of Appendix 3B.

8	Number and +class of all +securities quoted on ASX	Number	+Class
	(including the +securities in section 2 if applicable)	115,864,315 shares	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the +securities in section 2 if applicable)	101,722,974 5,867,200	Fully paid ordinary shares (subject to 24-month escrow) Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The Company has no dividend policy

+ See chapter 19 for defined terms.

Appendix 3B Page 4	04/03/2013

Part 2 - Pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18

Names of countries in which the entity has security holders who will not be sent new offer documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders

25	If the issue is contingent on security holders’ approval, the date of the meeting

+ See chapter 19 for defined terms.

Appendix 3B Page 5	04/03/2013

26	Date entitlement and acceptance form and offer documents will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do security holders sell their entitlements in full through a broker?

31	How do security holders sell part of their entitlements through a broker and accept for the balance?

32	How do security holders dispose of their entitlements (except by sale through a broker)?

33	+Issue date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of +securities (tick one)

(a)	☐	+Securities described in Part 1

(b)	☐

All other +securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Appendix 3B Page 6	04/03/2013

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of +securities for which +quotation is sought

39	+Class of +securities for which quotation is sought

40

Do the +securities rank equally in all respects from the +issue date with an existing +class of quoted +securities?

If the additional +securities do not rank equally, please state:

●the date from which they do

●the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

●the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

+ See chapter 19 for defined terms.

Appendix 3B Page 7	04/03/2013

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another +security, clearly identify that other +security)

		Number	+Class
42	Number and +class of all +securities quoted on ASX (including the +securities in clause 38)

+ See chapter 19 for defined terms.

Appendix 3B Page 8	04/03/2013

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

●	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

●	There is no reason why those +securities should not be granted +quotation.

●	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

●

Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

●

If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4

We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:                                           Date: 12 May 2016

                          (Director/Company secretary)

Print name:       Blair Lucas, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3B Page 9	04/03/2013

Appendix 3B – Annexure 1

Calculation of placement capacity under rule 7.1 and rule 7.1A for eligible entities

Introduced 01/08/12 Amended 04/03/13

Part 1

Rule 7.1 – Issues exceeding 15% of capital
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
Insert number of fully paid +ordinary securities on issue 12 months before the +issue date or date of agreement to issue	55,285,315

Add the following:

•Number of fully paid +ordinary securities issued in that 12 month period under an exception in rule 7.2

•Number of fully paid +ordinary securities issued in that 12 month period with shareholder approval

•Number of partly paid +ordinary securities that became fully paid in that 12 month period

Note:

•Include only ordinary securities here – other classes of equity securities cannot be added

•Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•It may be useful to set out issues of securities on different dates as separate line items

162,301,974
Subtract the number of fully paid +ordinary securities cancelled during that 12 month period	Nil
“A”	217,587,289

+ See chapter 19 for defined terms.

Appendix 3B Page 10	04/03/2013

Step 2: Calculate 15% of “A”
“B”	0.15 [Note: this value cannot be changed]
Multiply “A” by 0.15	32,638,093
Step 3: Calculate “C”, the amount of placement capacity under rule 7.1 that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period not counting those issued:

•Under an exception in rule 7.2

•Under rule 7.1A

•With security holder approval under rule 7.1 or rule 7.4

Note:

•This applies to equity securities, unless specifically excluded – not just ordinary securities

•Include here (if applicable) the securities the subject of the Appendix 3B to which this form is annexed

•It may be useful to set out issues of securities on different dates as separate line items

“C”	0
Step 4: Subtract “C” from [“A” x “B”] to calculate remaining placement capacity under rule 7.1
“A” x 0.15 Note: number must be same as shown in Step 2	32,638,093
Subtract “C” Note: number must be same as shown in Step 3	0
Total [“A” x 0.15] – “C”	32,638,093 [Note: this is the remaining placement capacity under rule 7.1]
+ See chapter 19 for defined terms.

Appendix 3B Page 11	04/03/2013

Part 2

Rule 7.1A – Additional placement capacity for eligible entities
Step 1: Calculate “A”, the base figure from which the placement capacity is calculated
“A” Note: number must be same as shown in Step 1 of Part 1
Step 2: Calculate 10% of “A”
“D”	0.10 Note: this value cannot be changed
Multiply “A” by 0.10
Step 3: Calculate “E”, the amount of placement capacity under rule 7.1A that has already been used

Insert number of +equity securities issued or agreed to be issued in that 12 month period under rule 7.1A

Notes:

•This applies to equity securities – not just ordinary securities

•Include here – if applicable – the securities the subject of the Appendix 3B to which this form is annexed

•Do not include equity securities issued under rule 7.1 (they must be dealt with in Part 1), or for which specific security holder approval has been obtained

•It may be useful to set out issues of securities on different dates as separate line items

“E”

+ See chapter 19 for defined terms.

Appendix 3B Page 12	04/03/2013

Step 4: Subtract “E” from [“A” x “D”] to calculate remaining placement capacity under rule 7.1A
“A” x 0.10 Note: number must be same as shown in Step 2
Subtract “E” Note: number must be same as shown in Step 3
Total [“A” x 0.10] – “E”	Note: this is the remaining placement capacity under rule 7.1A
+ See chapter 19 for defined terms.

Appendix 3B Page 13	04/03/2013